Exhibit 99.4

STRICTLY PRIVATE AND CONFIDENTIAL

February 1, 2012

Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey, 08054

United States of America

Attention: Board of Directors

Dear Members of the Board,

Please find below a proposal for a strategic alliance between CEDC (“CEDC” or the “Company”) and Russian Standard Group (“Russian Standard”) that we have developed since our letter dated 6 December 2011.

Our goal is to complete a transaction that would be to the benefit of all of the Company’s shareholders and that would protect and further enhance their investment in CEDC. We believe that completing a transaction in an expeditious manner would allow for the Company and its shareholders to capture such benefits while providing the necessary clarity in the Company’s structure and ownership going forward. As such, we would like to submit the following proposal for the consideration of the Board of CEDC.

Our proposal offers CEDC a comprehensive solution comprising two separate transactions, each of which provides substantial benefits to the Company on a stand-alone basis.

As part of the initial transaction, we would provide significant assistance to CEDC in addressing the maturity of the CEDC 2013 Senior Convertible Notes. We would achieve this by exchanging at par value up to approximately US$103 million face value of notes currently owned by Russian Standard for newly issued Common Stock at a price of US$7.00 per share, which represents a 71% premium to the latest CEDC closing share price of US$4.101. In addition, we are prepared to discuss extending to CEDC a backstop credit facility to provide funds to address the remaining US$207 million CEDC 2013 Senior Convertible Notes, subject to terms to be agreed between Russian Standard and CEDC.

This initial transaction can be implemented quickly and should create immediate value to CEDC’s shareholders by substantially improving CEDC’s overall leverage profile and by potentially removing the short term refinancing risks associated with the 2013 Senior Convertible Notes.

As part of the second transaction, we would provide CEDC with a portfolio of leading premium brands currently held by Roust, Inc (the “Roust Assets”). These assets include the distribution rights in Russia to Russian Standard, the Gancia brand portfolio and a selection of other premium brands currently distributed by Roust, Inc, which currently generate approximately US$45 million of gross profit per year. This is a unique opportunity for CEDC as the resulting portfolio will lead to the Company strengthening its leadership position within the spirits market in Russia overall.

In particular, the premium portfolio of Roust is highly complementary to CEDC’s existing portfolio of mainstream and low-premium brands, which should result in significant value creation to the Company as the combined portfolio will address all segments of the vodka category in Russia. Similarly, the Roust Assets should substantially strengthen CEDC’s access to premium outlets throughout the country, resulting in additional value creation for the Company and its shareholders. We would also expect CEDC to achieve similar portfolio benefits in Poland given the complementary nature of the Russian Standard brand with CEDC’s existing portfolio in the country.

[1]	As of market close 31 January 2012

Furthermore, Russian Standard has in recent years made significant investments in its Russian business including improvements to our logistics platform, distribution facilities and production base which has led us to achieve best-in-class capabilities in this regard. We see a significant upside in extending the benefits of these capabilities to CEDC, and we would do so, as part of this transaction, on competitive terms. In particular, we believe one of the immediate benefits that could be achieved by CEDC would be the ability to source spirits in Russia at a considerably improved cost than is being achieved currently.

Beyond Russia, over the past few years we have significantly developed our international distribution access. Russian Standard is now represented in over 75 countries worldwide and during 2011 our sales to export markets grew in excess of 25%. We believe that providing access to our exports platform would significantly enhance CEDC’s exports potential and provide the Company with an additional source of growth and a more diversified earnings base and cash flow stream, which should create further value for CEDC’s shareholders.

Last but not least, aligning with a leading Russian group such as Russian Standard should lead to additional benefits to CEDC with regards to navigating the local environment. Russian Standard would draw upon its significant local experience and would provide further assistance to CEDC when dealing with suppliers, distributors, customers, regulators and other stakeholders in Russia. We believe this alliance would be particularly beneficial when addressing the implications of the continuous consolidation of spirits supply being experienced in Russia.

We firmly believe that both transactions that we have outlined, and indeed each individually, would allow CEDC to capture these benefits, thus creating significant value for the Company’s shareholders.

Contemplated Transactions

The transactions as currently envisioned by Russian Standard are as follows and subject to all necessary regulatory approvals:

The Initial Transaction: Russian Standard would exchange at par value up to approximately US$103 million of face value of CEDC 2013 Senior Convertible Notes, currently owned by Russian Standard, to newly issued CEDC Common Stock at an exchange price of US$7.00 per share. This would result in a Russian Standard post-dilution ownership of CEDC Common Stock of up to 25.00%.

In addition, Russian Standard is prepared to discuss extending to CEDC a backstop credit facility to provide the necessary funds to address the remaining US$207 million CEDC 2013 Senior Convertible Notes, subject to terms to be agreed between Russian Standard and CEDC.

The Second Transaction: Russian Standard would provide CEDC with the aforementioned Roust Assets at a fair value to be determined in conjunction with the Board of CEDC. As part of the consideration for these assets Russian Standard would receive newly issued CEDC Common Stock in order to achieve ownership of CEDC’s Common stock of up to 32.99%. To the extent the consideration provided in CEDC Common Stock does not fully recognize the fair value of the Roust Assets, Russian Standard would receive from CEDC additional consideration in a form that will not put any additional pressure on the cash flows of the Company in the short term.

As a result of both the Initial Transaction and the Second Transaction, Russian Standard would become a substantial shareholder and potentially debtholder in CEDC. As is customary in such situations, Russian Standard would require board representation and minority protections in order to safeguard its investment and its position in the Company.

We envision these to include the right to appoint up to 3 directors on the Board of CEDC, the right to jointly appoint key members of the Company’s Russian management team and protective rights in relation to significant strategic transactions or corporate actions and significant changes to the capital structure of the Company.

Our objective in requesting the aforementioned rights is to protect the significant investment that Russian Standard is making into CEDC. We do not intend for such rights to impact or hamper CEDC management’s ability to conduct the ongoing operations of the Company. As such, some of these rights will be relinquished at the time Russian Standard is no longer a debtholder of CEDC.

Benefits to CEDC’s shareholders of the Contemplated Transactions

We believe the contemplated transactions as outlined above should lead to substantial immediate benefits for CEDC and its existing shareholders, and as such represents a significantly more attractive alternative for CEDC than any other option the Board may be considering. The key benefits of the transactions are outlined below:

•	Allay the concerns in the market in relation to the ongoing prospects of CEDC by clarifying the intentions of Russian Standard and providing a constructive path forward for the Company

•	Immediately improve the financial position of the Company by potentially removing the refinancing risks currently associated with the Senior Convertible Notes

•	Decrease the overall leverage profile of CEDC due to the reduction of a part of the Senior Convertible Notes outstanding

•	Create immediate value for shareholders by converting the Senior Convertible Notes held by Russian Standard into equity at a significant premium to the current share price

•	Provide additional relief to the cash flows of the Company due to an immediate reduction in interest expense

•	Further strengthen CEDC’s position as the market leader in Russia with an increased portfolio of leading premium spirits and wine brands

•	Achieve an enhanced profile in Russia resulting from the experience in the spirits industry of the Russian Standard management team

•	Provide a significant improvement in the cash flows of the Company due to the injection of the Roust Assets

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Facilitate synergy creation from the integration of the Roust Assets through increased revenues from the attraction of new customers and reduced discounts, and reduced costs from improved efficiency of logistics and procurement and savings in back-office functions

As a result of the above benefits we are confident that the shareholders of CEDC will welcome our cooperation and recognize the significant value creation opportunity our proposal presents. We believe it is in the interest of all involved parties to move forward rapidly and hence we would request a response from the Board by no later than 8 February 2012 and a commitment to enter into exclusive discussions at that stage.

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We remain very excited about the possibility of establishing this strategic alliance. Together we will pave the way for a stronger and more financially sound CEDC over the long term, both in Eastern Europe and beyond.

I look forward to presenting this proposal to you in more detail.

Yours sincerely

/s/ R.V. Tariko
R.V. Tariko
Chairman of the Board of Directors Russian Standard Corporation

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